Minutes of Meeting of the Board of Directors

of DISCO held on February 26, 2003


The members of the Board of Directors of DISCO signing these minutes met in the city of Buenos Aires, on February
26, 2003 at 11.30 pm.

Mr. Lucas Gerardus Baptist de Jong called the meeting to order and informed the meeting that on the date of the meeting the Statutory Audit Committee had been advised of the resignations of outgoing Directors Messrs. Eduardo
Ruben Orteu, Gustavo Aldo Papini, Jose Sanchez, Adriaan
Michiel Meurs and Fernando Martin Minaudo and that, on the instructions of the group of majority shareholders, it had been resolved to appoint Messrs. Mattheus Petrus Maria de
Raad, Lucas Gerardus Baptist de Jong and Jesus Alfonso
Ignacio Fernandez de Gabriel as Directors.

Mr. De Jong added that the new Directors had accepted their appointments and established their special domicile at the offices of Estudio O Farrell, Avenida de Mayo 645,
1st floor, in the city of Buenos Aires. The following are the particulars of the three new Directors: Mattheus Petrus
Maria de Raad, Dutch Passport N 63,979,536; Lucas Gerardus
Baptist DE JONG, ID (DNI) 93,881,883; Jesus Alfonso Ignacio
Fernandez de Gabriel as Directors ID (DNI) 93.882.832.

The Board of Directors then recorded the allocation of positions:

Chairman: Mattheus Petrus Maria de Raad

Deputy Chairman: Lucas Gerardus Baptist de Jong

Director: Jesus Alfonso Ignacio Fernandez de Gabriel

A record was entered to the effect that, since Chairman, Mattheus Petrus Maria de Raad, was abroad, Deputy Chairman
Lucas Gerardus Baptist de Jong is to be Acting Chairman as from the date hereof and will therefore also be the legal representative of the Company with respect to third parties, as provided in the Bylaws of the Company.

There being no further business, the meeting was adjourned at 11.55 PM.

SIGNED: Lucas Gerardus Baptist de Jong, Jesus Alfonso
Ignacio Fernandez de Gabriel